                       Filer: DEAN WITTER SELECT EQUITY TRUST

                         SELECT 5 INDUSTRIAL PORTFOLIO 97-5

                         Investment Company Act No. 811-5065

                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                      FORM S-6

     For Registration Under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.


          A.  Exact name of Trust:

              DEAN WITTER SELECT EQUITY TRUST,
              SELECT 5 INDUSTRIAL PORTFOLIO 97-5

          B.  Name of Depositor:

              DEAN WITTER REYNOLDS INC.

          C.  Complete address of Depositor's principal executive office:

              DEAN WITTER REYNOLDS INC.
              Two World Trade Center
              New York, New York  10048

          D.  Name and complete address of agents for service

              MR. MICHAEL D. BROWNE
              DEAN WITTER REYNOLDS INC.
              Unit Trust Department
              Two World Trade Center - 59th Floor
              New York, New York  10048

              Copy to:

              KENNETH W. ORCE, ESQ.
              CAHILL GORDON & REINDEL
              80 Pine Street
              New York, New York  10005

          E.  Total and amount of securities being registered:

              An indefinite number of Units of Beneficial Interest pursu-ant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended

          F. Proposed maximum offering price to the public of the secu-rities being registered:

              Indefinite

          G.  Amount of filing fee:

              N/A

          H.  Approximate date of proposed sale to public:

              AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT.

              The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effec-tive date until the registrant shall file a further amend-ment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                          DEAN WITTER SELECT EQUITY TRUST,
                         SELECT 5 INDUSTRIAL PORTFOLIO 97-5

                                Cross Reference Sheet

                       Pursuant to Rule 404(c) of Regulation C
                          under the Securities Act of 1933

                    (Form N-8B-2 Items required by Instruction 1
                            as to Prospectus on Form S-6)


     Form N-8B-2                               Form S-6
     Item Number                               Heading in Prospectus

          I.  ORGANIZATION AND GENERAL INFORMATION

     1.   (a)  Name of Trust                )  Front Cover
          (b)  Title of securities issued   )

     2.   Name and address of Depositor     )  Table of Contents

     3.   Name and address of Trustee       )  Table of Contents

     4.   Name and address of principal     )  Table of Contents
          Underwriter                       )

     5.   Organization of Trust             )  Introduction

     6.   Execution and termination of      )  Introduction; Amendment
          Indenture                         )  and Termination of the
                                            )  Indenture

     7.   Changes of name                   )  Included in Form
                                               N-8B-2

     8.   Fiscal Year                       )  Included in Form
                                               N-8B-2

     9.   Litigation                        )  *

          II.  GENERAL DESCRIPTION OF THE TRUST
               AND SECURITIES OF THE TRUST

_______________________
 *  Not applicable, answer negative or not required.

     Form N-8B-2                               Form S-6
     Item Number                               Heading in Prospectus


     10.  General Information regarding     )
          Trust's Securities and Rights     )
          of Holders                        )

          (a)  Type of Securities           )  Rights of Unit Holders
               (Registered or Bearer)       )

          (b)  Type of Securities           )  Administration of the
               (Cumulative or Distribu-     )  Trust - Distribution
               tive)                        )


          (c)  Rights of Holders as to      )  Redemption; Public Of-
               withdrawal or redemption     )  fering of Units -
                                            )  Secondary Market

          (d)  Rights of Holders as to      )  Public Offering of Units
               conversion, transfer, par-   )  - Secondary Market; Ex-
               tial redemption and simi-    )  change Option; Redemp-
               lar matters                  )  tion; Rights of Unit
                                            )  Holders -Certificates
                                            )

          (e)  Lapses or defaults with      )  *
               respect to periodic pay-     )
               ment plan certificates       )

          (f)  Voting rights as to Secu-    )  Rights of Unit Holders -
               rities under the Indenture   )  Certain Limitations;
                                            )  Amendment and Termina-
                                            )  tion of the Indenture

          (g)  Notice to Holders as to      )
               change in:                   )

               (1)  Composition of assets   ) Administration of the
                    of Trust                ) Trust - Reports to Unit
                                            ) Holders; The Trust - Sum-
                                            ) mary Description of the
                                            ) Portfolios
               (2)  Terms and Conditions    )  Amendment and Termina-
                    of Trust's Securities   )  tion of the Indenture
               (3)  Provisions of Inden-    )  Amendment and Termina-
                    ture                    )  tion of the Indenture

_____________________________
*  Not applicable, answer negative or not required.

     Form N-8B-2                               Form S-6
     Item Number                               Heading in Prospectus


               (4)  Identity of Depositor   )  Sponsor; Trustee
                    and Trustee             )

          (h)  Security Holders Consent     )
               required to change:          )

               (1)  Composition of assets   )  Amendment and Termina-
                    of Trust                )  tion of the Indenture
               (2)  Terms and conditions    )  Amendment and Termina-
                    of Trust's Securities   )  tion of the Indenture
               (3)  Provisions of Inden-    )  Amendment and Termina-
                    ture                    )  tion of the Indenture
               (4)  Identity of Depositor   )  *
                    and Trustee             )

          (i)  Other principal features     )  Cover of Prospectus; Tax
               of the Trust's Securities    )  Status


     11.  Type of securities comprising     )  The Trust - Summary De-
          units                             )  scription of the Portfo-
                                            )  lios; Objectives and Se-
                                            )  curities Selection; The
                                            )  Trust - Special Consid-
                                            )  erations

     12.  Type of securities comprising     )  *
          periodic payment certificates     )

     13.  (a)  Load, fees, expenses, etc.   )  Summary of Essential In-
                                            )  formation; Public Offer-
                                            )  ing of Units - Public
                                            )  Offering Price; - Profit
                                            )  of Sponsor;- Volume Dis-
                                            )  count; Expenses and
                                            )  Charges

          (b)  Certain information re-      )  *
               garding periodic payment     )
               certificates                 )


__________________________
*  Not applicable, answer negative or not required.

     Form N-8B-2                               Form S-6
     Item Number                               Heading in Prospectus


          (c)  Certain percentages          )  Summary of Essential In-
                                            )  formation; Public Offer-
                                            )  ing of Units
                                            )  - Public Offering Price;
                                            )  - Profit of Sponsor; -
                                            )  Volume Discount
                                            )

          (d)  Price differentials          )  Public Offering of Units
                                            )  - Public Offering Price
                                            )
                                            )

          (e)  Certain other loads, fees,   )  Rights of Unit Holders -
               expenses, etc. payable by    )  Certificates
               holders                      )

          (f)  Certain profits receivable   )  Redemption - Purchase by
               by depositor, principal      )  the Sponsors of Units
               underwriters, trustee or     )  Tendered for Redemption
               affiliated persons           )

          (g)  Ratio of annual charges to   )  *
               income                       )

     14.  Issuance of trust's securities    )  Introduction; Rights of
                                            )  Unit Holders - Certifi-
                                            )  cates

     15.  Receipt and handling of pay-      )  Public Offering of Units
          ments from purchasers             )  - Profit of Sponsor
                                            )

     16.  Acquisition and disposition of    )  Introduction; Amendment
          underlying securities             )  and Termination of the
                                            )  Indenture; Objectives
                                            )  and Securities Selec-
                                            )  tion; The Trust - Sum-
                                            )  mary Description of the
                                            )  Portfolio; Sponsor - Re-
                                            )  sponsibility
                                            )

________________________
*  Not applicable, answer negative or not required.

     Form N-8B-2                               Form S-6
     Item Number                               Heading in Prospectus


     17.  Withdrawal or redemption          )  Redemption; Public Of-
                                            )  fering of Units - Secon-
                                            )  dary Market

     18.  (a)  Receipt and disposition of   )  Administration of the
               income                       )  Trust; Reinvestment Pro-
                                            )  grams

          (b)  Reinvestment of distribu-    )  Reinvestment Programs
               tions                        )

          (c)  Reserves or special fund     )  Administration of the
                                            )  Trust - Distribution

          (d)  Schedule of distribution     )  *

     19.  Records, accounts and report      )  Administration of the
                                            )  Trust - Records and Ac-
                                            )  counts; - Reports to
                                            )  Unit Holders

     20.  Certain miscellaneous provi-      )  Amendment and Termina-
          sions of the trust agreement      )  tion of the Indenture;
                                            )  Sponsor - Limitation on
                                            )  Liability - Resignation;
                                            )  Trustee - Limitation on
                                            )  Liability - Resignation
                                            )

     21.  Loans to security holders         )  *

     22.  Limitations on liability of de-   )  Sponsor, Trustee;
          positor, trustee, custodian,      )  Evaluator - Limitation
          etc.                              )  on Liability

     23.  Bonding arrangements              )  Included on Form
                                               N-8B-2

     24.  Other material provisions of      )  *
          the trust agreement               )

          III.  ORGANIZATION PERSONNEL AND
                AFFILIATED PERSONS OF DEPOSITOR


____________________________
*  Not applicable, answer negative or not required.


     Form N-8B-2                               Form S-6
     Item Number                               Heading in Prospectus


     25.  Organization of Depositor         )  Sponsor

     26.  Fees received by Depositor        )  Expenses and Charges -
                                            )  fees; Public Offering of
                                            )  Units - Profit of Spon-
                                            )  sor

     27.  Business of Depositor             )  Sponsor and Included in
                                            )  Form N-8B-2

     28.  Certain information as to offi-   )  Included in Form
          cials and affiliated persons of   )  N-8B-2
          Depositor                         )

     29.  Voting securities of Depositor    )  Included in Form
                                            )  N-8B-2

     30.  Persons controlling Depositor     )  *

     31.  Compensation of Officers and      )  *
          Directors of Depositor            )

     32.  Compensation of Directors of      )  *
          Depositor                         )

     33.  Compensation of employees of      )  *
          Depositor                         )

     34.  Remuneration of other persons     )  *
          for certain services rendered     )
          to trust                          )

          IV.  DISTRIBUTION AND REDEMPTION OF SECURITIES

     35.  Distribution of trust's securi-   )  Public Offering of Units
          ties by states                    )  - Public Distribution
                                            )

     36.  Suspension of sales of trust's    )  *
          securities                        )

     37.  Revocation of authority to dis-   )  *
          tribute                           )

________________________
*  Not applicable, answer negative or not required.

     Form N-8B-2                               Form S-6
     Item Number                               Heading in Prospectus



     38.  (a)  Method of distribution       )  Public Offering of Units
          (b)  Underwriting agreements      )
          (c)  Selling agreements           )

     39.  (a)  Organization of principal    )  Sponsor
               underwriter                  )
          (b)  N.A.S.D. membership of       )
               principal underwriter        )

     40.  Certain fees received by prin-    )  Public Offering of Units
          cipal underwriter                 )  - Profit of Sponsor
                                            )

     41.  (a)  Business of principal un-    )  Sponsor
               derwriter                    )
          (b)  Branch offices of princi-    )  *
               pal underwriter              )
          (c)  Salesman of principal un-    )  *
               derwriter                    )

     42.  Ownership of trust's securities   )  *
          by certain persons                )

     43.  Certain brokerage commissions     )  *
          received by principal under-      )
          writer                            )

     44.  (a)  Method of valuation          )  Public Offering of Units
          (b)  Schedule as to offering      )  *
               price                        )
          (c)  Variation in offering        )  Public Offering of Units
               price to certain persons     )  - Volume Discount; Ex-
                                            )  change Option

     45.  Suspension of redemption rights   )  *

     46.  (a)  Redemption valuation         )  Public Offering of
                                            )  Units- Secondary Market;
                                            )  Redemption
          (b)  Schedule as to redemption    )  *
               price                        )


________________________
*  Not applicable, answer negative or not required.

     Form N-8B-2                               Form S-6
     Item Number                               Heading in Prospectus


     47.  Maintenance of position in un-    )  See items 10(d), 44 and
          derlying securities               )  46

          V.  INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

     48.  Organization and regulation of    )  Trustee
          Trustee                           )

     49.  Fees and expenses of Trustee      )  Expenses and Charges


     50.  Trustee's lien                    )  Expenses and Charges

          VI.  INFORMATION CONCERNING INSURANCE
               OF HOLDERS OF SECURITIES

     51.  (a)  Name and address of Insur-   )  *
               ance Company                 )
          (b)  Type of policies             )  *
          (c)  Type of risks insured and    )  *
               excluded                     )
          (d)  Coverage of policies         )  *
          (e)  Beneficiaries of policies    )  *
          (f)  Terms and manner of can-     )  *
               cellation                    )
          (g)  Method of determining pre-   )  *
               miums                        )
          (h)  Amount of aggregate premi-   )  *
               ums paid                     )
          (i)  Persons receiving any part   )  *
               of premiums                  )
          (j)  Other material provisions    )  *
               of the Trust relating to     )
               insurance                    )

          VII.  POLICY OF REGISTRANT

     52.  (a)  Method of selecting and      )  Introduction; Objectives
               eliminating securities       )  and Securities Selec-
               from the Trust               )  tion; The Trust - Sum-
                                            )  mary Description of the
                                            )  Portfolio; Sponsor - Re-
                                            )  sponsibility

_____________________________
*  Not applicable, answer negative or not required.

               Form N-8B-2                   Form S-6
               Item Number                   Heading in Prospectus

          (b)  Elimination of securities    )  *
               from the Trust               )
          (c)  Substitution and elimina-    )  Introduction; Objectives
               tion of securities from      )  and Securities Selec-
               the Trust                    )  tion; Sponsor - Respon-
                                               sibility
          (d)  Description of any funda-    )  *
               mental policy of the Trust   )

     53.  Taxable status of the Trust       )  Cover of Prospectus; Tax
                                            )  Status

          VIII.  FINANCIAL AND STATISTICAL INFORMATION

     54.  Information regarding the         )  *
          Trust's past ten fiscal years     )


     55.  Certain information regarding     )  *
          periodic payment plan certifi-    )
          cates                             )

     56.  Certain information regarding     )  *
          periodic payment plan certifi-    )
          cates                             )

     57.  Certain information regarding     )  *
          periodic payment plan certifi-    )
          cates                             )

     58.  Certain information regarding     )  *
          periodic payment plan certifi-    )
          cates                             )

     59.  Financial statements              )  Statement of Financial
          (Instruction 1(c) to Form S-6)    )  Condition

__________________________
*  Not applicable, answer negative or not required.

                        SUBJECT TO COMPLETION AUGUST 4, 1997



                           DEAN WITTER SELECT EQUITY TRUST
                         SELECT 5 INDUSTRIAL PORTFOLIO 97-5
                              A "UNIT INVESTMENT TRUST"



               The attached final prospectus for Dean Witter Select Equity Trust, Select 5 Industrial Portfolio 97-4 is hereby used as a preliminary prospectus for Dean Witter Select Equity Trust, Select 5 Industrial Portfolio 97-5. The narrative information relating to the operation of this Series and the structure of the final prospectus for this Series will be substantially the same as that set forth in the attached prospectus. Information with respect to pricing, the number of units, dates and summary information regarding the characteristics of securities to be deposited in this Series is not now available and will be different from that included in the attached final prospectus since each Series has a unique Portfolio. Accordingly, the information contained herein with regard to the previous Series should be considered as being included for informational purposes only.

               Investors should contact account executives of the Sponsor who will be informed of the expected effective date of this Series and who will be supplied with complete information with respect to such Series on the date of the effectiveness of the registration statement relating to Units of this Series.

              OFFERS TO SELL OR THE SOLICITATION OF ORDERS TO BUY MAY ONLY BE MADE IN THOSE JURISDICTIONS IN WHICH THE SECURITIES OF A TRUST HAVE BEEN REGISTERED. INVESTORS SHOULD CONTACT ACCOUNT EXECUTIVES OF THE SPONSOR TO DETERMINE WHETHER THE SECURITIES OF A PARTICULAR TRUST HAVE BEEN REGIS-TERED FOR SALE IN THE STATE IN WHICH THEY RESIDE.

               INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY THEM BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                          DEAN WITTER SELECT EQUITY TRUST,
                         SELECT 5 INDUSTRIAL PORTFOLIO 97-4

               This prospectus dated July 1, 1997, File No. 333-28503, is hereby incorporated by reference herein.

     PART II.  ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS

                         CONTENTS OF REGISTRATION STATEMENT

               This registration statement on Form S-6 comprises the following documents:

               The facing sheet.

               The Cross Reference Sheet.

               The Prospectus.

               The signatures.

               Listed below is the name and registration number of a previous Series of Select Equity Trust, the final prospectus of which, properly sup plemented, is used as a preliminary prospectus for Dean Witter Select Eq-uity Trust, Select 5 Industrial Portfolio 97-5. This prior final prospec-tus is incorporated herein by reference.

               Dean Witter Select Equity Trust,
               Select 5 Industrial Portfolio 97-5
               (Registration No. 333-28503)


               Written consents of the following persons:

                    .  Cahill Gordon & Reindel (included in Exhibit 5)

                    .  Deloitte & Touche LLP


                         The following Exhibits:

         ****EX-3(i)     Certificate of Incorporation of Dean Witter Rey-
                         nolds Inc.

         ****EX-3(ii)    By-Laws of Dean Witter Reynolds Inc.

            *EX-4.1      Trust Indenture and Agreement, dated January 22,
                         1991.

           **EX-4.2      Draft of Reference Trust Agreement.

          ***EX-4.3      Amendment dated July 18, 1995 to Trust Indenture
                         and Agreement dated January 22, 1991.

        *****EX-5        Opinion of counsel as to the legality of the se-
                         curities being registered.

        *****EX-23.1     Consent of Independent Auditors.

        *****EX-23.2     Consent of Cahill Gordon & Reindel (included in
                         Exhibit 5).





     ___________________________

     * The Trust Indenture and Agreement is incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of Sears Eq-uity Investment Trust, Selected Opportunities Series 4, Registra-tion No. 33-35347.

     **     Filed herewith.

     *** The Amendment dated July 18, 1995 to the Trust Indenture and Agree-ment is incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as on exhibit to the Registration Statement of Dean Witter Select Equity Trust, Se-lect 5 Industrial Portfolio 95-3, Registration No. 33-60121.

     **** Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Regis-tration Statement of Sears Tax-Exempt Investment Trust, Insured Long Term Series 33 and Long Term Municipal Portfolio Series 106, Registration numbers 33-38086 and 33-37629, respectively.

     *****  To be filed by amendment.

     PAGE

                                    SIGNATURES

               Pursuant to the requirements of the Securities Act of 1933, the registrant, Dean Witter Select Equity Trust, Select 5 Industrial Portfolio 97-5, has duly caused this Registration Statement to be signed on its be-half by the undersigned, thereunto duly authorized, all in the City of New York and State of New York on the 4th day of August, 1997.

                                   DEAN WITTER SELECT EQUITY TRUST,
                                   SELECT 5 INDUSTRIAL PORTFOLIO 97-5
                                   (Registrant)

                                   By:  Dean Witter Reynolds Inc.
                                        (Depositor)



                                          Thomas Hines
                                          Thomas Hines
                                          Authorized Signatory

            Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on behalf of Dean Witter Rey-nolds Inc., the Depositor, by the following person in the following capacities and by the following persons who constitute a majority of the Depositor's Board of Directors in the City of New York, and State of New York, on this 4th day of August, 1997.

                                        DEAN WITTER REYNOLDS INC.


     Name                          Office

     Philip J. Purcell             Chairman & Chief )
                                   Executive Officer)
                                   and Director***  )
     Richard M. DeMartini          Director***
     Robert J. Dwyer               Director***
     Christine A. Edwards          Director***
     Charles A. Fiumefreddo        Director**
     James F. Higgins              Director***
     Mitchell M. Merin             Director*
     Stephen R. Miller             Director***
     Richard F. Powers III         Director*
     Philip J. Purcell             Director***
     Thomas C. Schneider           Director**
     William B. Smith              Director**

                                        By:Thomas Hines
                                           Thomas Hines
                                           Attorney-in-fact*, **, ***
     _____________________




     * Executed copies of the Powers of Attorney have been filed with the Se curities and Exchange Commission in connection with Amendment No. 1 to the Registration Statement on Form S-6 for Dean Witter Select Equity Trust, Select 10 Industrial Portfolio 97-1, File No. 333-16839.

     ** Executed copies of Powers of Attorney have been filed with the Securities and Exchange Commission in connection with Amendment No. 1 to the Registration Statement on Form S-6 for Dean Witter Select Equity Trust, Select 10 Industrial Portfolio 96-4, File No. 333-10499.

     *** Executed copies of Powers of Attorney have been filed with the Securities and Exchange Commission in connection with the Registra-tion Statement on Form S-6 for Dean Witter Select Equity Trust, Select 10 International Series 95-1, File No. 33-56389.

                                    Exhibit Index
                                         To
                                      Form S-6
                               Registration Statement
                          Under the Securities Act of 1933

     Exhibit No.                         Document

        ****EX-3(i)            Certificate of Incorporation
                               of Dean Witter Reynolds Inc.

        ****EX-3(ii)           By-Laws of Dean Witter Rey-
                               nolds Inc.

           *EX-4.1             Trust Indenture and Agree-
                               ment, dated January 22, 1991

          **EX-4.2             Draft of Reference Trust
                               Agreement.

         ***EX-4.3             Amendment dated July 18,
                               1995 to Trust Indenture and
                               Agreement dated January 22,
                               1991.

       *****EX-5               Opinion of counsel as to the
                               legality of the securities
                               being registered.

       *****EX-23.1            Consent of Independent Audi-
                               tors.

       *****EX-23.2            Consent of Cahill Gordon &
                               Reindel (included in Ex-
                               hibit 5).

     ___________________________

     * The Trust Indenture and Agreement is incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of Sears Eq-uity Investment Trust, Selected Opportunities Series 4, Registra-tion No. 33-35347.

     **     Filed herewith.

     *** The Amendment dated July 18, 1995 to the Trust Indenture and Agree-ment is incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as on exhibit to the Registration Statement of Dean Witter Select Equity Trust, Se-lect 5 Industrial Portfolio 95-3, Registration No. 33-60121.

     **** Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Regis-tration Statement of Sears Tax-Exempt Investment Trust, Insured Long Term Series 33 and Long Term Municipal Portfolio Series 106, Registration Nos. 33-38086 and 33-37629, respectively.

     *****  To be filed by amendment.